EXHIBIT 99.1

(An exploration company)

CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars – Unaudited)
		At September 30	At December 31
	Note	2024	2023
Assets
Current assets:
Cash		$3,336	$7,313
Marketable securities	3	2,176	1,166
Other investments	4	2,063	-
Accounts receivable		238	374
Prepaid expenses and deposits		560	592
		8,373	9,445
Non-current assets:
Restricted cash		144	144
Prepaid expenses and deposits		100	111
Property and equipment		396	588
Mineral interests	5	145,745	142,639
Investments in associates	6	29,341	36,248
		175,726	179,730
Total assets		$184,099	$189,175

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$623	$1,034
Lease liability		109	154
Flow-through share premium liability	7	1,159	544
		1,891	1,732
Non-current liabilities:
Lease liability		-	74
Provision for site reclamation and closure		4,682	4,495
Total liabilities		$6,573	$6,301

Equity:
Share capital	10	$312,814	$310,277
Share option and warrant reserve	11	22,655	21,660
Accumulated other comprehensive loss		(11)	(9)
Deficit		(157,932)	(149,054)
Total equity		$177,526	$182,874
Total liabilities and equity		$184,099	$189,175

Commitments (notes 6(c), 7, 15); Subsequent event (note 16)

Approved on behalf of the Board of Directors:

“Forrester A. Clark”	“Steve Cook”
Chief Executive Officer	Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	1

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Loss (Earnings) and Comprehensive Loss (Income)
(Expressed in thousands of Canadian dollars, except per share amounts – Unaudited)
		Three months ended September 30		Nine months ended September 30
	Note	2024	2023	2024	2023
Operating expenses:
Exploration and evaluation	8	$2,318	$3,839	$4,794	$6,528
Fees, salaries, and other employee benefits		412	445	1,517	1,842
Insurance		124	155	420	493
Legal and Professional		138	365	602	620
Marketing and investor relations		138	168	464	555
Office and administration		98	85	280	285
Regulatory and compliance		36	56	170	235
		3,264	5,113	8,247	10,558

Other expenses (income), net:
Accretion of provision for site reclamation and closure		39	43	111	109
Amortization of flow-through share premium	7	(678)	(1,609)	(1,407)	(2,222)
Foreign exchange loss		2	2	11	8
Interest expense		6	13	24	50
Interest income		(75)	(162)	(240)	(472)
Net gain on disposition of mineral interests		-	(468)	-	(468)
Net loss from associates	6	1,668	3,200	3,624	5,334
Realized gain on disposal of investments	6	-	-	(538)	-
Net loss (gain) on marketable securities	3	421	518	(191)	(309)
Other income	9	-	-	(566)	-
		1,383	1,537	828	2,030
Loss before taxes		4,647	6,650	9,075	12,588
Income tax (recovery) expense		(194)	-	(194)	18
Net loss		4,453	6,650	8,881	12,606

Other comprehensive loss, net of tax

Unrealized currency loss (gain) on translation of foreign operations		-	(1)	2	3

Total comprehensive loss		$4,453	$6,649	$8,883	$12,609

Loss per share:
Basic loss per share	14	$0.03	$0.05	$0.06	$0.09
Diluted loss per share	14	$0.03	$0.05	$0.06	$0.09

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	2

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Equity
(Expressed in thousands of Canadian dollars, except share amounts – Unaudited)
	Number of common shares	Share capital	Share option and warrant reserve	Accumulated other comprehensive loss	Deficit	Total
Balance at December 31, 2022	139,470,950	$306,328	$20,309	$(3)	$(131,841)	$194,793
Total comprehensive loss	-	-	-	(3)	(12,606)	(12,609)
Shares issued pursuant to offering, net of share issue costs and flow-through premium liability	6,076,500	3,949	-	-	-	3,949
Share-based compensation	-	-	1,117	-	-	1,117
Balance at September 30, 2023	145,547,450	$310,277	$21,426	$(6)	$(144,447)	$187,250

Balance at December 31, 2023	145,744,795	$310,277	$21,660	$(9)	$(149,054)	$182,874
Total comprehensive loss	-	-	-	(2)	(8,881)	(8,883)
Shares issued pursuant to offering, net of share issue costs and flow-through premium liability (note 10)	5,320,000	2,537	-	-	-	2,537
Share-based compensation (note 11(a))	441,278	-	995	-	-	995
Balance at September 30, 2024	151,506,073	$312,814	$22,655	$(11)	$(157,935)	$177,523

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	3

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars – Unaudited)
		Three months ended September 30		Nine months ended September 30
	Note	2024	2023	2024	2023
Operating activities:
Net loss		$(4,453)	$(6,650)	$(8,881)	$(12,606)
Adjusted for:
Interest income		(75)	(162)	(240)	(472)
Items not involving cash:
Net gain on disposition of mineral interests		-	(468)	-	(468)
Realized gain on disposal of investments	6	-	-	(538)	-
Net loss (gain) on marketable securities	3	421	518	(191)	(309)
Depreciation		69	85	227	258
Net loss from associates	6	1,668	3,200	3,624	5,334
Amortization of flow-through share premium	7	(678)	(1,609)	(1,407)	(2,222)
Accretion of provision for site reclamation and closure		39	43	111	109
Share-based compensation	11	179	191	831	1,117
Interest expense		6	13	24	50
Changes in non-cash working capital	13	(524)	558	(67)	488
Cash used in operating activities		(3,348)	(4,281)	(6,507)	(8,721)
Investing activities:
Interest received		75	162	240	472
Acquisition of mineral interests, inclusive of transaction fees		-	-	(3,030)	50
Proceeds from disposal of marketable securities		237	310	481	310
Marketable securities additions	3	-	-	(1,300)	-
Other investments additions	4	(2,063)	-	(2,063)	-
Equipment additions		(35)	-	(35)	-
Proceeds from disposition of investment in associate, net of transaction costs	6a	-	-	3,820	-
Cash provided by (used in) investing activities		(1,786)	472	(1,887)	832
Financing activities:
Lease payments		(48)	(46)	(142)	(167)
Proceeds from issuance of flow-through shares, net of issuance costs	10	(4)	(88)	4,560	7,838
Cash (used in) provided by financing activities		(52)	(134)	4,418	7,671
Effect of foreign exchange on cash		-	1	(2)	(3)
Decrease in cash		(5,186)	(3,942)	(3,977)	(221)
Cash, beginning of the period		8,522	14,030	7,313	10,309
Cash, end of the period		$3,336	$10,088	$3,336	$10,088

Supplemental cash flow information (note 13)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	4

Note 1: Nature of operations

Fury Gold Mines Limited (the “Company” or “Fury Gold”) was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is at 1500-1055 West Georgia Street Vancouver, BC, V6E 4N7 and the mailing address is 401 Bay Street, 16th Floor, Toronto, Ontario, M5H 2Y4.

The Company’s principal business activity is the acquisition and exploration of resource projects in Canada. At September 30, 2024, the Company had two principal projects: Eau Claire in Quebec and Committee Bay in Nunavut. The Company also acquired the 49.978 % interest in the Eleonore South Joint Venture (“ESJV”) in February 2024, previously held by Newmont Corporation (“Newmont”) to now own a 100% of the project. Additionally, the Company holds a 17.19% common share interest in Dolly Varden Silver Corporation (“Dolly Varden”) at September 30, 2024, which owns the Kitsault project in British Columbia and a 25% interest in Universal Mineral Services Limited (“UMS”), a private shared-services provider (note 6).

Note 2: Basis of presentation

Statement of compliance

These unaudited condensed interim consolidated financial statements (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures included in the Company’s annual consolidated financial statements (the “consolidated financial statements”) prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) have been condensed or omitted herein. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023. These interim financial statements were approved and authorized for issuance by the Board of Directors of the Company on November 12, 2024.

Basis of preparation and consolidation

These interim financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the Company’s returns. The Company’s interim results are not necessarily indicative of its results for a full year.

The subsidiaries (with a beneficial interest of 100%) of the Company at September 30, 2024 were as follows:

Subsidiary	Place of incorporation	Functional currency
Eastmain Mines Inc. (“Eastmain Mines”) (a)	Canada	CAD
Eastmain Resources Inc. (“Eastmain”)	ON, Canada	CAD
Fury Gold USA Limited (“Fury Gold USA”) (b)	Delaware, U.S.A.	USD
North Country Gold Corp. (“North Country”)	BC, Canada	CAD

(a) Company incorporated federally in Canada.

(b) Fury USA provides certain administrative services with respect to employee benefits for US resident personnel.

Fury Gold Mines Limited Notes to Q3 2024 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	5

Investments in associates and joint arrangements

These interim financial statements also include the following joint arrangement and investments in associates:

Associates and joint arrangement	Ownership interest	Location	Classification and accounting method
Dolly Varden	17.19%	BC, Canada	Associate; equity method
UMS	25.00%	BC, Canada	Associate; equity method

These interim financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value (note 15). All amounts are expressed in thousands of Canadian dollars unless otherwise noted. Reference to US$ are to United States dollars. All intercompany balances and transactions have been eliminated.

Segmented information

The Company’s operating segments are reviewed by the CEO, who is the chief operating decision maker to make decisions about resources to be allocated to the segments and to assess their performance. The Company operates in one reportable operating segment, being the acquisition, exploration, and development of mineral resource properties, and in one geographical location, Canada.

Critical accounting estimates, judgments, and policies

The preparation of financial statements in accordance with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

In preparing the Company’s interim financial statements for the three and nine months ended September 30, 2024, the Company applied the material accounting policy information and critical accounting estimates and judgments disclosed in notes 3 and 5, respectively, of its consolidated financial statements for the year ended December 31, 2023.

Application of new and revised accounting standards:

On October 31, 2021, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items. The adoption of the new standard did not have an impact on the financial statements of the Company.

On May 25, 2023, the IASB issued the final amendments to IAS 7 and IFRS 7 which address the disclosure requirements to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk. The amendments to IAS 7 are effective for annual periods beginning on or after January 1, 2024 with earlier application permitted. The adoption of the new standard did not have an impact on the financial statements of the Company.

On September 22, 2022, the IASB issued "Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)" with amendments that clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and earlier application is permitted. The adoption of the new standard did not have an impact on the financial statements of the Company.

On May 30, 2024, the IASB issued 'Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)' to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 'Financial Instruments'. The amendments are effective for reporting periods beginning on or after 1 January 2026. The Company is currently evaluating the impact of the new standard on its financial statements.

On 9 April 2024, the IASB issued a new standard, called “IFRS 18 — Presentation and Disclosure in Financial Statements”, which applies to an annual reporting period beginning on or after 1 January 2027. IFRS 18 includes requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements. The Company is currently evaluating the impact of the new standard on its financial statements.

Fury Gold Mines Limited Notes to Q3 2024 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	6

Note 3: Marketable securities

The marketable securities held by the Company were as follows:

Total
Balance at December 31, 2022	$582
Additions	1,619
Proceeds from disposal of marketable securities	(381)
Realized gain on disposition	293
Unrealized net loss	(947)
Balance at December 31, 2023	$1,166
Additions	1,300
Proceeds from disposal of marketable securities	(481)
Realized loss on disposition	(60)
Unrealized net gain	251
Balance at September 30, 2024	$2,176

During the nine months ended September 30, 2024, the Company acquired a 10.9% common share ownership of Sirios Resources Inc (“Sirios”) for $1,300, as part of another transaction (note 5) to consolidate its Éléonore South project ownership. The 30,392,372 Sirios common shares have been acquired for investment purposes and the Company will evaluate its investment in Sirios on an ongoing basis with respect to any possible additional purchases or dispositions, whereupon any such marketable securities transactions are accounted for as of the trade date. During the first quarter of 2024, Fury Gold sold an aggregate of 1,514,000 Sirios common shares, lowering its holdings to 9.3% as at September 30, 2024.

Note 4: Other investments

On August 13, 2024, the Company purchased 764,993 Series C Preferred Shares of Alsym Energy Inc. for a total cash purchase price of $2,063.

This investment is classified as a Level 3 Financial Asset and is accounted for at its fair value, and revalued at each reporting date through profit and loss.

Note 5: Mineral interests

The Company’s resource properties are located in Canada. A summary of the carrying amounts is as follows:

Quebec		Nunavut	Total
Balance at December 31, 2022	$125,656	$19,534	$145,190
Option payment received	(880)	-	(880)
Disposition	(1,746)	-	(1,746)
Change in estimate of provision for site reclamation and closure	(52)	127	75
Balance at December 31, 2023	$122,978	$19,661	$142,639
Additions (1)	3,030	-	3,030
Change in estimate of provision for site reclamation and closure	27	49	76
Balance at September 30, 2024	$126,035	$19,710	$145,745

(1)

On February 29, 2024, the Company, and its joint operation partner Newmont Corporation (“Newmont”), through their respective subsidiaries, closed a transaction whereby the Company acquired 100% control of the joint operation interests, the Éléonore South project, consolidating these properties into the Company’s portfolio at which time the joint venture operation was dissolved. The 49.978% that Newmont held was acquired by the Company for $3,000 while incurring $30 in transaction costs. As part of the same transaction, the Company also acquired a 10.9% interest in Sirios, as disclosed in note 3.

Fury Gold Mines Limited Notes to Q3 2024 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	7

Note 6: Investment in associates

(a) Acquisition of investments in associates

(i)

On February 25, 2022, the Company completed the sale of Homestake Resources Corporation to Dolly Varden for cash proceeds of $5,000 and 76,504,590 common shares of Dolly Varden. The Company’s resulting interest in Dolly Varden represented approximately 35.3% of the issued and outstanding common shares of Dolly Varden on February 25, 2022, which has been accounted for using the equity method. The Company recognized a gain of $48,390, net of transaction costs of $589, on the date of disposition. On October 13, 2022, the Company completed the sale of 17,000,000 common shares of Dolly Varden for total gross proceeds of $6,800. On March 13, 2024, the Company sold a further 5,450,000 common shares of Dolly Varden for gross proceeds of $4,006 to decrease its holdings to 20.02% as at March 13, 2024, recognizing a gain of $538 and incurring $185 in costs to complete the transaction.

(ii)

On April 1, 2022, the Company purchased a 25% share interest in UMS, a private shared-services provider for nominal consideration. The Company funded, in addition to its nominal investment in UMS, a cash deposit of $150 which is held by UMS for the purposes of general working capital, and which will be returned to the Company upon termination of the UMS Canada arrangement, net of any residual unfulfilled obligations. UMS is the private company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis.

(b) Summarized financial information of the Company’s investments in associates:

The carrying amounts of the Company’s investments in associates as at September 30, 2024 were as follows:

	Dolly Varden	UMS	Total
Carrying amount at December 31, 2022	$42,303	$127	$42,430
Company’s share of net loss of associates	(6,177)	(5)	(6,182)
Carrying amount at December 31, 2023	$36,126	$122	$36,248
Company’s share of net loss of associates	(3,592)	(32)	(3,624)
Disposition(1)	(3,283)	-	(3,283)
Carrying amount at September 30, 2024	$29,251	$90	$29,341

(1)  Included in the disposition number is $26 which was the Company’s portion of its loss until disposition.

The fair market value of the Company’s 54,054,590 common shares equity interest in Dolly Varden at September 30, 2024 was $58,920, based on the closing share price on the TSX Venture Exchange on that date.

Fury Gold Mines Limited Notes to Q3 2024 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	8

For the three months ended September 30, 2024 and 2023, the Company’s equity share of net losses of the Company’s associates on a 100% basis were as follows:

Three months ended September 30, 2024	Dolly Varden	UMS	Total
Cost recoveries	$-	$(1,016)	$(1,016)
Exploration and evaluation	9,269	481	9,750
Marketing	561	20	581
Share-based compensation	555	-	555
Administrative and other	(1,399)	557	(842)
Net loss of associate, 100%	8,986	42	9,028
Company’s share of net loss of associates	$1,657	$11	$1,668

Three months ended September 30, 2023	Dolly Varden	UMS	Total
Cost recoveries	$-	$(1,056)	$(1,056)
Exploration and evaluation	14,814	362	15,176
Marketing	352	110	462
Share-based compensation	469	-	469
Administrative and other	(1,948)	592	(1,356)
Net loss of associate, 100%	13,687	8	13,695
Company’s share of net loss of associates	$3,198	$2	$3,200

For the nine months ended September 30, 2024 and 2023, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

Nine months ended September 30, 2024	Dolly Varden	UMS	Total
Cost recoveries	$-	$(2,797)	$(2,797)
Exploration and evaluation	16,502	1,014	17,516
Marketing	1,245	131	1,376
Share-based compensation	2,049	-	2,049
Administrative and other	(660)	1,780	1,120
Net loss of associate, 100%	19,136	128	19,264
Company’s share of net loss of associates	$3,618	$32	$3,650

Nine months ended September 30, 2023	Dolly Varden	UMS	Total
Cost recoveries	$-	$(4,277)	$(4,277)
Exploration and evaluation	22,111	1,529	23,640
Marketing	1,100	369	1,469
Share-based compensation	1,373	-	1,373
Administrative and other	(1,851)	2,457	606
Net loss of associate, 100%	22,733	78	22,811
Company’s share of net loss of associates	$5,314	$20	$5,334

Fury Gold Mines Limited Notes to Q3 2024 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	9

The Company’s equity share of net assets of associates at September 30, 2024 is as follows:

	Dolly Varden	UMS
Current assets	$39,273	$786
Non-current assets	127,420	2,218
Current liabilities	(8,093)	(1,340)
Non-current liabilities	-	(1,303)
Net assets, 100%	158,600	361
Company’s equity share of net assets of associate	$29,251	$90

(c) Services rendered and balances with UMS

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Exploration and evaluation	$50	$131	$160	$713
General, marketing and administration	52	123	244	584
Total transactions for the period	$102	$254	$404	$1,297

The outstanding balance owing to UMS at September 30, 2024 was $50 (December 31, 2023 – $103) which is included in accounts payable and accrued liabilities.

As part of the UMS arrangement, the Company is contractually obliged to pay certain rental expenses in respect of a ten-year office lease entered into by UMS on July 1, 2021. As at September 30, 2024, the Company expects to incur approximately $101 in respect of its share of future rental expense of UMS for the remaining 6.75 years.

The Company issues share options to certain UMS employees, including key management personnel of the Company (note 12). The Company recognized a share-based compensation expense of $1 and recovery of $3 for the three and nine months ended September 30, 2024 in respect of share options issued to UMS employees (September 30, 2023 - $45 and $293).

Note 7: Flow-through share premium liability

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date. Tax deductions generated by eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

The flow-through share funding and expenditures, along with the corresponding impact on the flow-through share premium liability, were as follows:

Quebec	Flow-through funding and expenditures	Flow-through Premium liability
Balance at December 31, 2022	$-	$-
Flow-through funds raised (1)	8,750	3,889
Flow-through eligible expenditures	(7,527)	(3,345)
Balance at December 31, 2023	$1,223	$544
Flow-through eligible expenditures	(1,223)	(544)
Flow-through funds raised (2)	5,001	2,022
Flow-through eligible expenditures	(2,135)	(863)
Balance at September 30, 2024	$2,866	$1,159

(1) On March 23, 2023, the Company completed an offering (note 10) and raised $8,750 through the issuance of 6,076,500 common shares designated as flow-through shares. The flow-through proceeds were used for mineral exploration in Quebec.

(2) On June 13, 2024, the Company completed an offering (note 10) and raised $5,001 through the issuance of 5,320,000 common shares designated as flow-through shares. The flow-through proceeds will be used for mineral exploration in Quebec. The Company is committed to incur the full exploration expenditures of $5,001 before December 31, 2025.

Fury Gold Mines Limited Notes to Q3 2024 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	10

Note 8: Exploration and evaluation costs

For the three and nine months ended September 30, 2024 and 2023, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	Total
Assaying	$449	$61	$510
Exploration drilling	376	-	376
Camp cost, equipment, and field supplies	181	60	241
Geological consulting services	-	40	40
Permitting, environmental and community costs	38	79	117
Expediting and mobilization	-	23	23
Salaries and wages	341	51	392
Fuel and consumables	73	10	83
Aircraft and travel	315	205	520
Share-based compensation	7	9	16
Three months ended September 30, 2024	$1,780	$538	$2,318

	Quebec	Nunavut	Total
Assaying	$490	$11	$501
Exploration drilling	1,326	-	1,326
Camp cost, equipment, and field supplies	367	48	415
Geological consulting services	-	8	8
Geophysical analysis	92	-	92
Permitting, environmental and community costs	24	45	69
Expediting and mobilization	4	-	4
Salaries and wages	600	12	612
Fuel and consumables	257	-	257
Aircraft and travel	500	(1)	499
Share-based compensation	53	3	56
Three months ended September 30, 2023	$3,713	$126	$3,839

	Quebec	Nunavut	Total
Assaying	$749	$80	$829
Exploration drilling	843	-	843
Camp cost, equipment, and field supplies	607	156	763
Geological consulting services	7	48	55
Permitting, environmental and community costs	75	165	240
Expediting and mobilization	-	23	23
Salaries and wages	1,000	57	1,057
Fuel and consumables	182	10	192
Aircraft and travel	450	205	655
Share-based compensation	127	10	137
Nine months ended September 30, 2024	$4,040	$754	$4,794

Fury Gold Mines Limited Notes to Q3 2024 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	11

	Quebec	Nunavut	Total
Assaying	$675	$32	$707
Exploration drilling	1,687	-	1,687
Camp cost, equipment, and field supplies	734	145	879
Geological consulting services	7	13	20
Geophysical analysis	92	-	92
Permitting, environmental and community costs	220	138	358
Expediting and mobilization	10	-	10
Salaries and wages	1,444	22	1,466
Fuel and consumables	362	-	362
Aircraft and travel	601	(1)	600
Share-based compensation	338	9	347
Nine months ended September 30, 2023	$6,170	$358	$6,528

Note 9: Other income

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Exploration and evaluation	$-	$-	$566	$-
Total transactions for the period	$-	$-	$566	$-

Other income for the period consisted of fuel held in Committee Bay sold to another party.

Note 10: Share capital

Authorized

Unlimited common shares without par value.

Unlimited preferred shares – nil issued and outstanding.

Share issuances

Nine months ended September 30, 2024:

During June 2024, the Company issued 5,320,000 flow-through shares for gross proceeds of $5,001 (“June 2024 Offering”). Share issue costs related to the June 2024 Offering totaled $442, which included $300 in commissions and $142 in other issuance costs. A reconciliation of the impact of the June 2024 Offering on share capital is as follows:

Fury Gold Mines Limited Notes to Q3 2024 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	12

	Number of common shares	Impact on share capital
Flow-through shares issued at $0.94 per share	5,320,000	$5,001
Cash share issue costs	-	(442)
Proceeds net of share issue costs	5,320,000	4,559
Less: flow-through share premium liability (note 7)	-	(2,022)
Total allocated to share capital	5,320,000	$2,537

Nine months ended September 30, 2023:

In March 2023, the Company issued 6,076,500 flow-through shares for gross proceeds of $8,750 (“March 2023 Offering”). Share issue costs related to the March 2023 Offering totaled $824, which included $525 in commissions and $387 in other issuance costs. A reconciliation of the impact of the March 2023 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares issued at $1.44 per share	6,076,500	$8,750
Cash share issue costs	-	(912)
Proceeds net of share issue costs	6,076,500	7,838
Less: flow-through share premium liability (note 7)	-	(3,889)
Total allocated to share capital	6,076,500	$3,949

Note 11: Share option and warrant reserve

(a) Share-based compensation expense

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees, and other service providers. During the three and nine months ended September 30, 2024 and 2023, the share-based compensation expense was as follows:

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Recognized in net loss (earnings) and included in:
Exploration and evaluation costs	$16	$56	$137	$347
Fees, salaries and other employee benefits	163	135	694	770
Total share-based compensation expense	$179	$191	$831	$1,117

During the three and nine months ended September 30, 2024, the Company granted nil and 245,000 share options, respectively (three and nine months ended September 30, 2023 – 156,000 and 2,689,425 respectively) to directors, officers, employees, and certain consultants who provide certain on-going services to the Company, representative of employee services. Certain of the Company’s executive officer option grants were subject to vesting restrictions, representing certain performance measures, which were met during the nine months ended September 30, 2024 and an expense of $177 was recognized during the nine months ended September 30, 2024 (September 30, 2023 - $nil).

Fury Gold Mines Limited Notes to Q3 2024 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	13

The weighted average fair value per option of these share options for the three and nine months ended September 30, 2024 was calculated as nil and $0.31, respectively, using the Black-Scholes option valuation model at the grant date using the following weighted average assumptions:

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Risk-free interest rate	-	4.25%	3.45%	3.06%
Expected dividend yield	-	Nil	Nil	Nil
Share price volatility	-	69%	70%	68%
Expected life in years	-	5.0	5.0	5.0

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The expected forfeiture rate and the expected life in years are based on historical trends.

(b) Long-term incentive plan

The Company currently has two equity compensation plans, its 2017 Incentive Option Plan (“2017 Plan”), and the LTI Plan which was approved by shareholders on June 29, 2023. The LTI Plan is a rolling plan pursuant to which Options and Restricted Share Units (“RSUs”), totalling to a maximum of 10% of the Common Shares issued and outstanding from time to time, are available for grant.

The Company may grant share options and RSUs, from time to time to its eligible directors, officers, employees, and other service providers.

The share options typically vest as to 25% on the date of the grant and 12.5% every three months thereafter for a total vesting period of 18 months.

The number of share options issued and outstanding and the weighted average exercise price were as follows:

	Number of share options	Weighted average exercise price ($/option)
Outstanding, December 31, 2022	8,880,324	$1.44
Granted	3,134,800	0.80
Expired	(1,672,087)	1.58
Forfeited	(391,435)	0.95
Outstanding, December 31, 2023	9,951,602	$1.23
Granted	245,000	0.56
Expired	(1,112,384)	1.63
Forfeited	(320,612)	1.64
Outstanding, September 30, 2024	8,763,606	$1.15

Fury Gold Mines Limited Notes to Q3 2024 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	14

As at September 30, 2024, the number of share options outstanding and exercisable was as follows:

	Options outstanding			Options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.53 – $1.00	4,050,506	0.82	3.25	3,715,881	0.83	3.17
$1.00 – $1.85	3,083,100	1.10	2.51	2,858,100	1.11	2.49
$2.05	1,630,000	2.05	1.31	1,520,000	2.05	1.31
	8,763,606	1.15	2.63	8,093,981	1.16	2.58

On January 9, 2024, the Company issued 1,318,623 RSU’s to directors, officers, and employees. The RSU’s were issued in accordance with the Company’s LTI plan, one third vesting annually on the anniversary and paid out as fully paid shares. The Company also approved 235,080 RSU’s to directors vesting quarterly in 2024. Of these, 58,766 vested on March 5, 2024, 58,770 on June 4, 2024, and 50,200 on September 3, 2024.

On January 31, 2024, the Company issued 273,542 RSU’s to an officer. The RSU’s were issued in accordance with the Company’s LTI plan, which vested on the same day and paid out as fully paid shares.

The number of Restricted Share Units Issued and outstanding and the weighted average exercise price were as follows:

	Number of RSU’s	Weighted average vesting price ($/ share)
Outstanding, December 31, 2022	-	$-
Granted	197,345	0.60
Settled	(197,345)	(0.60)
Outstanding, December 31, 2023	-	$-
Granted	1,827,245	0.72
Forfeited	(189,687)	0.79
Settled	(441,278)	0.60
Outstanding, September 30, 2024	1,196,280	$0.79

(c) Share purchase warrants

The number of share purchase warrants outstanding at September 30, 2024 was as follows:

	Warrants outstanding	Weighted average exercise price ($/share)
Outstanding at December 31, 2022	7,461,450	$1.20
Outstanding at December 31, 2023 and September 30, 2024	7,461,450	$1.20

The following table reflects the warrants issued and outstanding as of September 30, 2024:

Expiry date	Warrants outstanding	Exercise price ($/share)
October 6, 2024	5,085,670	$1.20
October 12, 2024	2,375,780	1.20
Total	7,461,450	$1.20

Fury Gold Mines Limited Notes to Q3 2024 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	15

Note 12: Key management personnel

Key management personnel include Fury Gold’s board of directors and certain executive officers of the Company, including the Chief Executive Officer and Chief Financial Officer.

The remuneration of the Company’s key management personnel was as follows:

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Short-term benefits provided to executives(a)	$209	$196	$642	$708
Directors’ fees paid to non-executive directors	39	73	123	209
Share-based compensation	160	119	704	682
Total	$408	$388	$1,469	$1,599

(a) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the condensed interim consolidated statements of financial position, and other annual employee benefits.

Note 13: Supplemental cash flow information

The impact of changes in non-cash working capital was as follows:

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Accounts receivable	$(60)	$(450)	$137	$(413)
Prepaid expenses and deposits	(179)	(323)	47	(296)
Accounts payable and accrued liabilities	(285)	1,331	(251)	1,197
Change in non-cash working capital	$(524)	$558	$(67)	$488

Operating activities include the following cash (paid) received:

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Income taxes paid	$-	$-	$-	$(18)

Note 14: Loss (earnings) per share

For the three and nine months ended September 30, 2024, and 2023, the weighted average number of shares outstanding and loss (earnings) per share were as follows:

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Net loss	$4,453	$6,650	$8,881	$12,606
Weighted average basic number of shares outstanding	151,470,606	145,547,450	148,178,821	143,722,274
Basic loss per share	$0.03	$0.05	$0.06	$0.09
Weighted average diluted number of shares outstanding	151,470,606	145,547,450	148,178,821	143,722,274
Diluted loss per share	$0.03	$0.05	$0.06	$0.09

All of the outstanding share options and share purchase warrants at September 30, 2024 were anti-dilutive for the periods then ended as the Company was in a loss position.

Fury Gold Mines Limited Notes to Q3 2024 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	16

Note 15: Financial instruments

The Company’s financial instruments as at September 30, 2024 consisted of cash, accounts receivable, marketable securities, other investments, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(a) Financial assets and liabilities by categories

	At September 30, 2024			At December 31, 2023
	Amortized Cost	FVTPL	Total	Amortized Cost	FVTPL	Total
Cash	$3,336	$-	$3,336	$7,313	$-	$7,313
Marketable securities	-	2,176	2,176	-	1,166	1,166
Other investments	-	2,063	2,063	-	-	-
Deposits	94	-	94	100	-	100
Accounts receivable	238	-	238	374	-	374
Total financial assets	3,668	4,239	7,907	7,787	1,166	8,953
Accounts payable and accrued liabilities	623	-	623	1,034	-	1,034
Total financial liabilities	$623	$-	$623	$1,034	$-	$1,034

(b) Financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The Company’s policy to determine when a transfer occurs between levels is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. No transfers occurred between the levels during the period.

As at September 30, 2024, the Company’s financial instruments measured at fair value on a recurring basis were the Company’s marketable securities which were classified as Level 1, and Other investments which were classified as Level 3. There were no financial assets or financial liabilities measured and recognized in the condensed interim consolidated statements of financial position at fair value that would be categorized as level 2 in the fair value hierarchy. (December 31, 2023 – all Level 1).

(c) Financial instruments and related risks

The Company’s financial instruments are exposed to liquidity risk, credit risk and market risks, which include currency risk and price risk. As at September 30, 2024, the primary risks were as follows:

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company proactively manages its capital resources and has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current exploration plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, taking into account its anticipated cash outflows from exploration activities, and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

Fury Gold Mines Limited Notes to Q3 2024 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	17

As at September 30, 2024, the Company had unrestricted cash of $3,336 (December 31, 2023 – $7,313), working capital surplus of $6,482 (December 31, 2023 – $7,713), which the Company defines as current assets less current liabilities, and an accumulated deficit of $157,932 (December 31, 2023 – $149,054). The Company notes that the flow-through share premium liability, which reduced the Company’s working capital by $1,159 (December 31, 2023 – $544), is not settled through cash payment. Instead, the flow-through share premium liability will be drawn down as the Company incurs flow-through eligible exploration expenditures on its Quebec properties. During the three and nine months ended September 30, 2024, Fury Gold recognized net losses of $4,453 and $8,881 respectively, (three and nine months ended September 30, 2023 – $6,650 and $12,606, respectively). The Company expects to incur future operating losses in relation to exploration activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration and development of its mineral properties.

The Company’s contractual obligations are as follows:

	Within 1 year	2 to 3 years	Over 3 years	At September 30 2024	At December 31 2023
Accounts payable and accrued liabilities	$623	$-	$-	$623	$1,034
Quebec flow-through expenditure requirements	2,866	-	-	2,866	1,223
Undiscounted lease payments	111	-	-	111	253
Total	$3,600	$-	$-	$3,600	$2,510

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. Cash payments of $56 and $140 were made during the three and nine months ended September 30, 2024, in respect of these mineral claims.

Credit risk

The Company’s cash and accounts receivable are exposed to credit risk, which is the risk that the counterparties to the Company’s financial instruments will cause a loss to the Company by failing to pay their obligations. The amount of credit risk to which the Company is exposed is considered insignificant as the Company’s cash is held with highly rated financial institutions in interest-bearing accounts and the accounts receivable primarily consist of sales tax receivables and a receivable from a reputable supplier of services in Canada.

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

i.	Currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). The Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars was as follows:

Fury Gold Mines Limited Notes to Q3 2024 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	18

	At September 30 2024	At December 31 2023
Financial assets
US$ bank accounts	$5	$1
Financial liabilities

Accounts payable	(7)	(7)
	$(2)	$(6)

A 10% increase or decrease in the US dollar to Canadian dollar exchange rate would not have a material impact on the Company’s net loss.

ii.	Price risk

The Company holds certain investments in marketable securities (note 3) which are measured at fair value, being the closing share price of each equity security at the date of the condensed interim consolidated statements of financial position. The Company is exposed to changes in share prices which would result in gains and losses being recognized in the earnings for the period. A 10% increase or decrease in the Company’s marketable securities’ share prices would not have a material impact on the Company’s net income.

Note 16: Subsequent events

•	On October 4, 2024, the Company sold 3,000,000 shares of Dolly Varden for gross proceeds of $3,221 and, as a result, reduced its holdings to 16.25%.

•	All 7,461,450 warrants that was outstanding at September 30, 2024 expired on October 6 and 12, 2024.

Fury Gold Mines Limited Notes to Q3 2024 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	19